Mail Stop 4561

June 9, 2008

Mr. George J. Carter
President
FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

> **Re:** **FSP 303 East Wacker Drive Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 30, 2008**
> **File No. 000-53165**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

References to prior comments refer to our letter dated May 12, 2008.

General

1.   We note your response to prior comment 4. We also note that currently only the common stock has the ability to vote in elections of your board of directors. As such, it appears that you meet the definition of a "majority-owned subsidiary" as defined in Rule 12b-2 of the Securities Exchange Act and therefore do not qualify as a smaller reporting company. Please provide us with a detailed analysis as to why you believe you are a smaller reporting company or revise your registration statement as appropriate.

Item 1. Business

Permanent Mortgage Loan, page 4

2.   We note your response to our comment number 4. It remains unclear to us how a permanent mortgage loan on the Property will benefit your Preferred Stock holders. Please revise your disclosure or advise. Please also include disclosure as to how you intend to use these funds should you incur a mortgage debt.

Item 3. Properties, page 21

3.   We note your response to our comment number 6; however, we believe that this disclosure is standard in the real estate industry and material to an investor's understanding of your business. Please revise as previously requested. To the extent that the average effective annual rent per square foot in unavailable for the time period prior to your acquisition of the Property, you may limit your disclosure to the time period during which you owned the property.

4.   We note your response to our comment number 7; however, we believe that this disclosure is standard in the real estate industry and material to an investor's understanding of your business. Please revise as previously requested to disclose the schedule of lease expirations.

* * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 if you have questions regarding these comments or on any related matters.

                                                Sincerely,

                                                Karen J. Garnett
                                                Assistant Director

Mr. George J. Carter
President
FSP 303 East Wacker Drive Corp.
June 9, 2008
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